                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                           TRIGEN ENERGY CORPORATION
                           (Name of Subject Company)

                           TRIGEN ENERGY CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   89593010-5
                     (CUSIP Number of Class of Securities)

                                EUGENE E. MURPHY
                        VICE PRESIDENT, GENERAL COUNSEL,
                                 AND SECRETARY
                           TRIGEN ENERGY CORPORATION
                                ONE WATER STREET
                          WHITE PLAINS, NEW YORK 10601
                                 (914) 286-6600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                With Copies to:

         W. BRINKLEY DICKERSON, JR.                        E. WILLIAM BATES, II
            TROUTMAN SANDERS LLP                              KING & SPALDING
            600 PEACHTREE STREET                        1185 AVENUE OF THE AMERICAS
           ATLANTA, GEORGIA 30308                        NEW YORK, NEW YORK 10036
               (404) 885-3000                                 (212) 556-2100

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS. The name of the subject company is Trigen Energy Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Water Street, White Plains, New York 10601 and its telephone number is (914) 286-6600.

    SECURITIES. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the common stock, par value $.01 per share (the "Shares"), of the Company. As of February 3, 2000, there were 12,401,808 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Statement, is set forth in Item 1 above.

    TENDER OFFER. This Statement relates to the tender offer by T Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Elyo S.A., a societe anonyme organized and existing under the laws of the Republic of France (the "Parent"), as set forth in the Tender Offer Statement on Schedule TO, dated February 28, 2000 (the "Schedule TO"), to purchase any and all of the issued and outstanding Shares of the Company at a price of $23.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are contained as Exhibits
(a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. Parent is an indirect wholly-owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Suez").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 19, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and upon satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. As the indirect holder of more than 50% of the Shares, Parent currently possesses sufficient voting power to cause the Company to consummate the Merger without the vote of any stockholders of the Company (other than Parent and its affiliates). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

    The Schedule TO states that the principal executive offices of Parent and Purchaser are 235 avenue Georges Clemenceau, BP 4601, 92746 Nanterre Cedex, France.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company," "--The Transaction Documents," "--Interests of Certain Persons in the Offer and the Merger," "--Beneficial Ownership of Shares," "--Related Party Transactions," and "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION. The Board of Directors of the Company (the "Board"), by unanimous vote of all directors and based on, among other things, the unanimous recommendation of a special committee of the Board comprised of independent directors (the "Special Committee"), (i) determined that the Merger is advisable and that the terms of the Offer and Merger are fair to and in the best interests of the Company

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and its stockholders, (ii) approved the Offer and the Merger and adopted and approved the Merger Agreement and the transactions contemplated thereby, and
(iii) recommended the acceptance of the Offer, the approval of the Merger, and the approval and adoption of the Merger Agreement by the Company's stockholders (if such approval is required by applicable law).

    ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A letter to the Company's stockholders, a letter to brokers, dealers, commercial banks, trust companies, and other nominees, and a letter to clients for use by brokers, dealers, commercial banks, trust companies, and other nominees communicating the Board's recommendation and a press release announcing the Offer and the Merger are filed herewith as Exhibits (a)(3), (a)(4), (a)(5), and (a)(6), respectively, and are incorporated herein by reference.

    REASONS. The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company," "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger," and "--Opinion of the Special Committee's Financial Advisor" of the Offer to Purchase is incorporated herein by reference.

    INTENT TO TENDER. To the best knowledge of the Company, after making reasonable inquiry, each of the Company's executive officers, directors, affiliates, and subsidiaries currently intends to tender pursuant to the Offer all Shares (other than Restricted Stock, as defined in the Trigen Energy Corporation 1994 Stock Incentive Plan, or options to acquire Shares) held of record or beneficially owned by them. The members of the Special Committee, George E. Keane and Charles F. Bayless, as well as the Bayless Family Trust, of which Mr. Bayless is the trustee, have entered into a Tender and Voting Agreement dated as of January 19, 2000, pursuant to which each will tender his or its shares pursuant to the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Lazard Freres & Co. ("Lazard") is acting as Parent's financial advisor in connection with the Offer and as sole dealer manager for the Offer. Pursuant to its agreement with Parent, Lazard is entitled to transaction fees of $1,400,000, which shall become payable upon consummation of the transactions contemplated by the Merger Agreement. In addition, Parent has agreed to reimburse Lazard for reasonable out-of-pocket expenses, including fees and disbursements of its legal counsel, and to indemnify Lazard against certain liabilities arising out of its engagement. Lazard has previously provided financial advisory services to the Parent and its affiliates.

    Credit Suisse First Boston Corporation ("CSFB") has been retained as the exclusive financial advisor to the Special Committee in connection with the Offer and Merger. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB for its services in connection with the Offer and the Merger an aggregate financial advisory fee of $1.3 million. The Company has also agreed to reimburse CSFB for out-of-pocket expenses, including the fees and disbursements of its legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and related parties against liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement. CSFB and its affiliates have in the past provided services to the Company and Suez, and currently are providing financial services to the Company, unrelated to the Offer and the Merger, for which CSFB may receive compensation. In the ordinary course of business, CSFB and its affiliates may actively trade or hold the securities of the Company and Suez for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. A copy of CSFB's opinion is attached hereto as Annex A and is incorporated herein by reference.

    Except as set forth above, neither Parent nor the Company nor any person acting on either entity's behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any

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person to make solicitations or recommendations to the stockholders of the
Company on either entity's behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The following transactions in the Shares were effected during the past 60 days:

    - the following directors of the Company were paid fourth quarter fees in Shares on January 7, 2000 based on a price of $17.3750 per Share:

Michel Bleitrach............................................  241 Shares
Philippe Brongniart.........................................  201 Shares
Olivier Degos...............................................  282 Shares
Dominique Mangin D'Ouince...................................  241 Shares
Patrick Buffet..............................................  241 Shares

    - on January 11, 2000, the following executive officers of the Company were issued dividend reinvestment Shares in connection with their restricted stock ownership:

Benoit Ansart...............................................   14.459
Daniel Fiore................................................   13.402
Mark C. Hall................................................   13.382
Richard E. Kessel...........................................   56.508
James F. Lowry..............................................   27.207
Jean M. Malahieude..........................................   56.508
Eugene E. Murphy............................................   27.207
Daniel J. Samela............................................    2.930
Steven G. Smith.............................................   37.672
Martin S. Stone.............................................   20.241
Stephen K. Swinson..........................................   33.486
Stephen T. Ward.............................................    2.930
Michael Weiser..............................................   27.207

    - the following executive officers were issued dividend reinvestment Shares in their individual 401(k) Plan accounts maintained by Fidelity Management Trust Company, in connection with the Company's common stock contributed to such accounts under the Company's profit sharing plan:

Mark C. Hall................................................   0.491
Richard E. Kessel...........................................   1.345
James F. Lowry..............................................   0.909
Eugene E. Murphy............................................   1.345
Daniel J. Samela............................................   1.140
Steven G. Smith.............................................   1.345
Martin S. Stone.............................................   0.292
Stephen K. Swinson..........................................   1.298
Stephen T. Ward.............................................   1.133
Michael Weiser..............................................   1.346

    No other transaction in the Shares during the past 60 days has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement with respect to the Offer and the Merger, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of the Company's Shares by the Company, any of its subsidiaries, or any other person,
(ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

    Except as set forth in this Statement with respect to the Offer and the Merger, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in the Offer to Purchase filed as Exhibit (a)(1) hereto is incorporated herein by reference.

ITEM 9. EXHIBITS.

EXHIBIT NO.             DESCRIPTION
---------------------   -----------
 (a)(1)                 Offer to Purchase dated February 28, 2000.*+
 (a)(2)                 Letter of Transmittal.*+
 (a)(3)                 Letter to Company's Stockholders.+
 (a)(4)                 Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies, and Other Nominees.*+
 (a)(5)                 Letter from Brokers, Dealers, Commercial Banks, Trust
                        Companies, and Other Nominees to Clients.*+
 (a)(6)                 Press Release dated February 28, 2000.*
 (a)(7)                 Opinion of Credit Suisse First Boston Corporation (attached hereto as Annex A).+
 (e)(1)                 Agreement and Plan of Merger dated as of January 19, 2000, among the Parent, the Purchaser and the Company.**
 (e)(2)                 Tender and Voting Agreement dated as of January 19, 2000,
                        among Parent, Purchaser, Mr. George F. Keane, Mr. Charles E.
                        Bayless and the Bayless Family Trust.**
 (e)(3)                 Separation Agreement and Release made and entered into on
                        January 19, 2000, by the Company and Thomas R. Casten.*
 (e)(4)                 Letter Agreement dated January 19, 2000, among Mr. Casten
                        and Parent.**

------------------------

*   Incorporated by reference to Schedule TO filed by Parent and Purchaser.

** Incorporated by reference to Form 8-K filed by the Company on January 24, 1999.

+  Included in copies mailed to the Company's stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                                       TRIGEN ENERGY CORPORATION

                                                       By:  /s/ EUGENE E. MURPHY
                                                            -----------------------------------------
                                                            Name: Eugene E. Murphy
                                                            Title: VICE PRESIDENT, GENERAL COUNSEL,
                                                            AND SECRETARY

Dated: February 28, 2000

                                                                         ANNEX A

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

January 19, 2000

Special Committee of the Board of Directors
Trigen Energy Corporation
One Water Street
White Plains, New York 10601

Members of the Special Committee:

    You have asked us to advise you with respect to the fairness to the holders of the common stock of Trigen Energy Corporation ("Trigen"), other than Elyo S.A. ("Elyo") and its affiliates, from a financial point of view, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of January 19, 2000 (the "Merger Agreement"), among Elyo, T Acquisition Corp., an indirect wholly-owned subsidiary of Elyo ("Sub"), and Trigen. The Merger Agreement provides for, among other things, (i) a tender offer by Sub to purchase any and all outstanding shares of the common stock, par value $0.01 per share, of Trigen ("Trigen Common Stock") at a purchase price of $23.50 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, the merger of Sub with and into Trigen (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Trigen Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

    In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Trigen. We have also reviewed certain other information relating to Trigen, including financial forecasts, provided to or discussed with us by Trigen, and have met with the management of Trigen to discuss the business and prospects of Trigen. We have also considered certain financial and stock market data of Trigen, and we have compared those data with similar data for other publicly held companies in businesses similar to Trigen, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Trigen as to the future financial performance of Trigen. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Trigen, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Trigen.

    We have acted as financial advisor to the Special Committee of the Board of Directors of Trigen in connection with the Transaction and will receive a fee for such services, a significant portion of which is payable upon delivery of this opinion and a portion of which is contingent upon the consummation of the Transaction. Credit Suisse First Boston and its affiliates have in the past provided services to Trigen and Suez Lyonnaise des Eaux ("Suez Lyonnaise"), an affiliate of Elyo, and currently are providing services to Trigen, unrelated to the proposed Transaction, for which services we may receive compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Trigen and Suez Lyonnaise for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

Special Committee of the Board of Directors
Trigen Energy Corporation
January 19, 2000
Page 2

    It is understood that this letter is for the information of the Special Committee of the Board of Directors of Trigen in connection with the evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Trigen Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, except that this letter may be attached in its entirety as an exhibit to Trigen's Schedule 14D-9 relating to the Tender Offer.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Trigen Common Stock is fair to such holders (other than Elyo and its affiliates) from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                      A-2